SWN
Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES SECOND QUARTER 2016 RESULTS, IMPROVED GUIDANCE, OUTCOMES OF FINANCIAL STRENGTHENING EFFORTS AND RESUMPTION OF DRILLING AND COMPLETION ACTIVITY

Houston, Texas – July 21, 2016...Southwestern Energy Company (NYSE: SWN) today announced its financial and operating results for the quarter ended June 30, 2016.

"The second quarter was a defining time at Southwestern Energy, where we delivered on our strategic commitments of strengthening our balance sheet, enhancing margins and optimizing our portfolio," remarked Bill Way, President and Chief Executive Officer of Southwestern Energy. "As promised, we took significant and deliberate steps this quarter to strengthen our balance sheet that, when combined with the continued outperformance by our assets, positions us to reinitiate drilling and completion activities and accelerate our path to value-adding growth. We are excited as we drive into the second half of the year and build momentum toward the future." Highlights include:

- Strengthened the balance sheet and liquidity profile through a combination of extending bank agreements, successfully issuing equity, launching and concluding tender offers for debt and negotiating long-dated inventory monetization (to be closed in third quarter); these actions, most of which are completed, will reduce or extend debt due prior to 2020 by approximately $1.8 billion (approximately $1.2 billion repaid and approximately $600 million extended) and extend access to approximately $1.9 billion of liquidity until December 2020;

- Activated a plan to accelerate investment of an incremental $500 million (earmarked from the July equity offering) into high return projects within each of the Company's core assets, approximately $375 million of which is expected to be invested by the end of 2016;

- Exceeded previously issued production guidance for the quarter by 5% with natural gas, NGL and oil production of 225 Bcfe, including 128 Bcfe from the Appalachia Basin and 96 Bcf from the Fayetteville Shale;

- Raising total year production guidance range by 45 Bcfe or 5% (using midpoints) to 865 Bcfe to 875 Bcfe primarily resulting from improved production efficiencies and strong well performance, coupled with an expected 11 to 14 Bcfe from the $375 million investment increase during the second half of 2016;

- Continued capital discipline, with net cash provided by operating activities of $73 million and net cash flow (a non-GAAP measure reconciled below) of $114 million, aligning with capital investments of $74 million; and

- Net loss attributable to common stock of $620 million, or $1.61 per diluted share, and an adjusted net loss attributable to common stock (a non-GAAP measure reconciled below) of $34 million, or $0.09 per diluted share.

Second Quarter of 2016 Financial Results

For the second quarter of 2016, Southwestern reported a net loss attributable to common stock of $620 million, or $1.61 per diluted share, and an adjusted net loss attributable to common stock (reconciled below) of $34 million, or $0.09 per diluted share. This compares to a net loss attributable to common stock of $815 million, or $2.13 per diluted share, and an adjusted net loss attributable to common stock of $9 million, or $0.02 per diluted share, in the second quarter of 2015.

Net cash provided by operating activities was $73 million for the second quarter of 2016, compared to $399 million in the second quarter of 2015. Net cash flow (reconciled below) was $114 million for the second quarter of 2016, compared to $339 million for the same period in 2015.

E&P Segment – The operating loss from the Company's E&P segment was $549 million for the second quarter of 2016, compared to an operating loss of $1.6 billion during the second quarter of 2015. The decreased operating loss was primarily due to a smaller non-cash impairment. The adjusted operating loss from the Company's E&P segment was $68 million for the second quarter of 2016 (reconciled below), when excluding the non-cash impairment and restructuring charges, compared to an adjusted operating loss of $104 million for the same period in 2015. The decreased adjusted operating loss was primarily due to lower operating costs and higher realized NGL prices partially offset by lower realized natural gas prices and decreased production.

Net production totaled 225 Bcfe in the second quarter of 2016, down less than anticipated from the 245 Bcfe in the second quarter of 2015. The quarter included 96 Bcf from the Fayetteville Shale, 90 Bcf from Northeast Appalachia and 38 Bcfe from Southwest Appalachia. This compares to 121 Bcf from the Fayetteville Shale, 87 Bcf from Northeast Appalachia and 35 Bcfe from Southwest Appalachia in the second quarter of 2015.

Due to the continued challenging commodity price environment, including the effect of derivatives, Southwestern's average realized gas price in the second quarter of 2016 was $1.32 per Mcf, down from $2.23 per Mcf in the second quarter of 2015. The Company's commodity derivative activities increased its average realized gas price by $0.11 per Mcf during the second quarter of 2016, compared to an increase of $0.47 per Mcf during the same period in 2015. As of July 19, 2016, the Company had approximately 93 Bcf of its remaining 2016 forecasted gas production protected at an average floor price of $2.57 per Mcf with upside exposure on approximately 34% of those protected volumes. Additionally, the Company had approximately 228 Bcf of its 2017 forecasted gas production protected at an average floor price of $3.01 per Mcf with upside exposure on approximately 29%, or 66 Bcf, of those protected volumes to $3.39 per Mcf.

A detailed breakdown of the Company's derivative financial instruments as of July 19, 2016 is shown below:

	Volume (Bcf)	Weighted Average Price per MMBtu							
		Swaps		Sold Puts		Purchased Puts		Sold Calls	
Financial protection on production									
2016									
Fixed price swaps	61	$	2.57	$	–	$	–	$	–
Purchased put options	17	$	–	$	–	$	2.34	$	–
Two-way costless-collars	15	$	–	$	–	$	2.81	$	3.38
Total	93								
2017									
Fixed price swaps	163	$	3.07	$	–	$	–	$	–
Two-way costless-collars	47	$	–	$	–	$	2.90	$	3.33
Three-way costless-collars	18	$	–	$	2.25	$	2.75	$	3.56
Total	228								
Sold call options									
2016	60	$	–	$	–	$	–	$	5.00
2017	86	$	–	$	–	$	–	$	3.25
2018	63	$	–	$	–	$	–	$	3.50
2019	52	$	–	$	–	$	–	$	3.50
2020	32	$	–	$	–	$	–	$	3.75
Total	293								

Like most producers, the Company typically sells its natural gas at a discount to NYMEX settlement prices. This discount includes a basis differential, third-party transportation charges and fuel charges. Disregarding the impact of derivatives, the Company's average price received for its gas production during the second quarter of 2016 was approximately $0.74 per Mcf lower than average NYMEX settlement prices, compared to approximately $0.88 per Mcf lower than average NYMEX settlement prices during the second quarter of 2015. As of June 30, 2016, the Company attempted to mitigate the volatility of basis differentials by protecting basis on approximately 118 Bcf of the remaining 2016 expected natural gas production through financial derivative instruments and physical sales arrangements at a basis differential to NYMEX natural gas prices of approximately ($0.13) per Mcf. Additionally, the Company has protected basis on approximately 105 Bcf of its 2017 forecasted natural gas production at a basis differential to NYMEX natural gas prices of approximately ($0.10) per Mcf.

Lease operating expenses per unit of production for the Company's E&P segment were down to $0.87 per Mcfe in the second quarter of 2016, compared to $0.93 per Mcfe in the second quarter of 2015. The decrease was primarily due to reduced workover activity and contract services as well as the successful renegotiation of the existing gathering and processing rates in Southwest Appalachia.

General and administrative expenses per unit of production were flat at $0.21 per Mcfe in the second quarter of 2016 as compared to the second quarter of 2015. General and administrative cost reductions were offset by decreased production volumes. This excludes the restructuring charges associated with the workforce reduction, which were $11 million for the E&P segment in the second quarter of 2016.

Taxes other than income taxes were down to $0.09 per Mcfe in the second quarter of 2016, compared to $0.10 per Mcfe in the second quarter of 2015. Taxes other than income taxes per Mcfe vary from period to period due to changes in severance and ad valorem taxes that result from the mix of the Company's production volumes and fluctuations in commodity prices.

The Company's full cost pool amortization rate declined significantly to $0.35 per Mcfe in the second quarter of 2016, compared to $1.13 per Mcfe in the second quarter of 2015. The amortization rate is impacted by the timing and amount of reserve additions, the costs associated with those additions, revisions of previous reserve estimates due to both price and well performance, write-downs that result from full cost ceiling tests, proceeds from the sale of properties that reduce the full cost pool and the levels of costs subject to amortization. The Company cannot predict its future full cost pool amortization rate with accuracy due to the variability of each of the factors discussed above, as well as other factors.

Midstream – Operating income for the Company's Midstream segment, comprised of gathering and marketing activities, was $57 million for the second quarter of 2016, compared to $355 million for the same period in 2015. The decrease in operating income was primarily due to 2015 including a $278 million gain on sale of assets divested. Adjusted operating income (reconciled below) for the Company's Midstream segment was $57 million for the second quarter of 2016. This is down from adjusted operating income of $77 million, which excluded a $278 million gain on sale of assets divested, for the same period in 2015. The decrease in adjusted operating income was largely due to a decrease in volumes gathered, resulting from lower production volumes in the Fayetteville Shale.

First Six Months of 2016 Financial Results

For the first six months of 2016, Southwestern reported a net loss attributable to common stock of $1.8 billion, or $4.63 per diluted share, and an adjusted net loss attributable to common stock (reconciled below) of $66 million, or $0.17 per diluted share. This compares to a net loss attributable to common stock of $762 million, or $2.01 per diluted share, and an adjusted net income attributable to common stock of $74 million, or $0.20 per diluted share, in the first six months of 2015.

Net cash provided by operating activities was $165 million for the first six months of 2016, compared to $940 million in the first six months of 2015. Net cash flow (reconciled below) was $261 million for the first six months of 2016, compared to $832 million for the same period in 2015.

The first six months of 2015 included the operating results from the gathering system in northeast Pennsylvania and conventional E&P assets in East Texas and the Arkoma basin that were divested during the second quarter of 2015.

E&P Segment – The operating loss from the Company's E&P segment was $1.7 billion for the first six months of 2016, compared to an operating loss of $1.6 billion during the first six months of 2015. The larger operating loss was primarily due to lower realized commodity prices. The adjusted operating loss from the Company's E&P segment was $133 million for the first six months of 2016 (reconciled below), when excluding the non-cash impairment and restructuring charges, compared to an adjusted operating loss of $26 million for the same period in 2015. The larger loss was primarily due to lower realized natural gas prices along with decreases in realized oil and NGL prices partially offset by lower operating costs.

Net production totaled 462 Bcfe in the first six months of 2016, down less than anticipated from the 478 Bcfe in the first six months of 2015. The first six months of 2016 included 199 Bcf from the Fayetteville Shale, 184 Bcf from Northeast Appalachia and 78 Bcfe from Southwest Appalachia. This compares to 236 Bcf from the Fayetteville Shale, 170 Bcf from Northeast Appalachia and 65 Bcfe from Southwest Appalachia in the first six months of 2015.

Due to the continued challenging commodity price environment, including the effect of derivatives, Southwestern's average realized gas price in the first six months of 2016 was $1.40 per Mcf, down from $2.60 per Mcf in the six months of 2015. The Company's commodity derivative activities increased its average realized gas price by $0.07 per Mcf during the first six months of 2016, compared to an increase of $0.41 per Mcf during the same period in 2015. Disregarding the impact of derivatives, the Company's average price received for its gas production during the first six months of 2016 was approximately $0.69 per Mcf lower than average NYMEX settlement prices, compared to approximately $0.62 per Mcf lower than average NYMEX settlement prices during the first six months of 2015.

Lease operating expenses per unit of production for the Company's E&P segment declined to $0.88 per Mcfe in the first six months of 2016, compared to $0.93 per Mcfe in the first six months of 2015. The decrease was primarily due to reduced workover activity and contract services as well as the successful renegotiation of the existing gathering and processing rates in Southwest Appalachia.

General and administrative expenses per unit of production decreased to $0.20 per Mcfe in the first six months of 2016, compared to $0.22 per Mcfe in the first six months quarter of 2015, down primarily due to a decrease in employee costs. This excludes the restructuring charges associated with the workforce reduction, which were $69 million for the E&P segment in the first six months of 2016.

Taxes other than income taxes were down to $0.09 per Mcfe in the first six months of 2016, compared to $0.11 per Mcfe in the first six months of 2015. This excludes the restructuring charges associated with the workforce reduction, which were $3 million for the E&P segment in the first six months of 2016.

The Company's full cost pool amortization rate declined significantly to $0.42 per Mcfe in the first six months of 2016, compared to $1.14 per Mcfe in the first six months of 2015.

Midstream – Operating income for the Company's Midstream segment was $117 million for the first six months of 2016, compared to $443 million for the same period in 2015. The decrease in operating income was primarily due to 2015 including a $278 million gain on sale of assets divested. Adjusted operating income (reconciled below) for the Company's Midstream segment was $120 million for the first six months of 2016, excluding the impacts from restructuring charges. This is down from $165 million for the same period in 2015, which excluded a $278 million gain on sale of assets divested. The decrease in adjusted operating income was largely due to a decrease in volumes gathered resulting from lower production volumes in the Fayetteville Shale and the sale of the Company's northeast Pennsylvania gathering assets.

Capital Structure and Investments – At June 30, 2016, the Company had total debt of approximately $5.8 billion and $4.8 billion in net debt (a non-GAAP measure reconciled below). These amounts do not reflect the effect of the $1.25 billion equity offering and retirement of approximately $700 million of 2018 bonds through tender offers, all completed in July, or the anticipated closing of the previously announced asset sale in the third quarter.

In June 2016, the Company entered into a new credit agreement for $1,934 million, consisting of a $1,191 million secured term loan that is fully drawn and a new $743 million unsecured revolving credit facility, which matures in December 2020, and reduced its existing $2.0 billion unsecured revolving credit facility due in December 2018 to $66 million. As of June 30, 2016, there were no borrowings under either revolving credit facility; however, there was $169 million in letters of credit outstanding against the new revolving credit facility.

During the first six months of 2016, Southwestern invested a total of $196 million. This is down from $1.6 billion in the first six months of 2015. The $196 million includes approximately $193 million invested in its E&P business, $2 million invested in its Midstream segment and $1 million invested for corporate and other purposes. Of the $196 million, approximately $82 million was associated with capitalized interest and $41 million was associated with capitalized expenses.

Revised 2016 Guidance

The Company has increased its production guidance by 45 Bcfe (using midpoints) for 2016 based on the strong performance of the portfolio for the first six months and, to a lesser extent, improved commodity prices and the availability of capital from the Company's July equity offering. The revised total natural gas, NGL and oil production guidance for 2016 is raised to 865 to 875 Bcfe, an increase of approximately 5% over the Company's previous 2016 production guidance.

Of the 45 Bcfe increase (using midpoints), approximately 33 Bcfe is a result of the strong portfolio performance and only 12 Bcfe is associated with the increased capital being invested during the second half of the year. While having only an estimated 12 Bcfe impact on 2016 production, the increased capital investments for the year will have a significant impact on 2017 production. Of the Company's total expected production in 2016, approximately 371 to 374 Bcf is expected to come from the Fayetteville Shale, approximately 345 to 348 Bcf is expected to come from Northeast Appalachia and 147 to 151 Bcfe is expected to come from Southwest Appalachia.

The Company is currently in the process of reinitiating drilling and completion activity in each of its operating areas and plans to make incremental capital investments of up to $500 million from its July equity offering, with approximately $375 million of this incremental capital expected to be invested before the end of 2016. As part of this plan, the Company reinitiated drilling with its first rig this week in Northeast Appalachia and intends to increase its company-wide rig count to five by the end of the third quarter. These five rigs are expected to be comprised of two in Northeast Appalachia, two in Southwest Appalachia and one in Fayetteville. Additionally, the Company expects to complete approximately 90 to 100 wells in the second half of 2016, which includes new wells drilled and a portion of the inventory of previously drilled but uncompleted wells. The Company's updated guidance for 2016 is shown below.

| | 2016 Guidance | |
	Original	Revised
$ millions (except production and well count)	**$2.35 / $35.00**	**$2.45 / $45.00**
Capital:		
Discretionary Capital	$100 - $125	$485 - $525
Capitalized Interest and Expenses	$250 - $275	$240 - $250
Total Capital	**$350 - $400**	**$725 - $775**
Net Cash Flow [1] [2]	**$450 - $500**	**$655 - $680**
Adjusted net income (loss) attributable to common stock [1] [2]	**($180) - ($160)**	**($10) - $10**
Adjusted EBITDA [1] [2]	**$450 - $500**	**$675 - $700**
Production (Bcfe)	**815 - 835**	**865 - 875**
Wells Drilled	–	55 - 65
Wells Completed	20 - 30	100 - 110
Wells Placed on Production	20 - 30	120 - 130
Ending DUC Inventory	100 - 110	55 - 65

(1) Excludes the impact of one-time severance charges associated with the 2016 workforce reduction.

(2) This represents a Non-GAAP measure; see "Explanation and Reconciliation of Non-GAAP Financial Measures below.

Estimated Capital Investments in 2016

$ millions	Capital Investments	
	YTD June 2016	Total Year 2016 [1]
Northeast Appalachia	$ 24	$ 220
Southwest Appalachia	20	175
Fayetteville Shale	13	80
Midstream Services	1	5
Capitalized Interest	82	160
Capitalized G&A	41	85
E&P Services & Corporate	15	25
Total Capital Investments	$ 196	$ 750

(1) Assumes midpoint of total company guidance provided in table above.

Estimated Production by Quarter in 2016

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year 2016
Previous Guidance (Bcfe)	**230 - 235**	**210 - 215**	**195 - 200**	**180 - 185**	**815 - 835**
New Guidance:					
Natural Gas (Bcf)	213	203	186 – 190	179 - 184	781 - 790
Oil (MBbls)	607	586	510 - 560	470 - 510	2,173 - 2,263
NGLs (MBbls)	3,376	3,136	2,750 - 2,850	2,550 - 2,650	11,812 - 12,012
Total Production (Bcfe)	**237**	**225**	**206 - 211**	**197 - 202**	**865 - 875**

Estimated E&P Pricing Deductions in 2016

Avg Gas Basis Differential and Transportation Charge	$0.73 - $0.83 per Mcf
Avg Oil Basis Differential and Transportation Charge	$13.00 - $15.00 per Bbl
Avg NGL Price Realization	15% - 20% of WTI

Estimated E&P Operating Expenses in 2016 (per Mcfe)

Lease Operating Expenses	$0.88 - $0.92
General & Administrative Expense	$0.20 - $0.25
Taxes, Other Than Income Taxes	$0.09 - $0.11

Other Items in 2016

Midstream EBITDA ($ in millions)	$255 - $270
Net Interest Expense ($ in millions)	$60 - $65

E&P Operations Review

During the first six months of 2016, Southwestern invested approximately $193 million in its E&P business, including $71 million in investment capital and $122 in capitalized interest and expenses.

In Northeast Appalachia, the Company placed 6 wells on production in the second quarter of 2016. This activity resulted in net gas production of 90 Bcf, up 4% from 87 Bcf in the second quarter of 2015. Gross operated production in Northeast Appalachia was approximately 1.2 Bcf per day at June 30, 2016. The Company expects to drill 37 to 40 wells, complete 35 to 38 wells and place an additional 29 to 33 wells on production in the second half of 2016 in this operating area.

In Southwest Appalachia, net production of 38 Bcfe in the second quarter of 2016 was 8% higher than the 35 Bcfe of net production in the same period of 2015. The gross operated production rate in Southwest Appalachia was approximately 644 MMcfe per day at June 30, 2016. The Company placed 11 new wells on production in the second quarter of 2016 and expects to drill 11 to 15 wells, complete 20 to 24 wells and place an additional 19 to 22 wells on production in the second half of 2016 in this operating area.

In the second quarter of 2016, Southwestern's net gas production from the Fayetteville Shale was 96 Bcf, compared to 121 Bcf in the second quarter of 2015. Gross operated gas production in the Fayetteville Shale was approximately 1.5 Bcf per day at June 30, 2016. The Company placed 6 wells on production in the second quarter of 2016 and expects to drill 7 to 10 wells, complete 36 to 39 wells and place an additional 37 to 40 wells on production in the second half of 2016 in this operating area.

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA and its E&P and Midstream segment operating income, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

See the reconciliations throughout this release of GAAP financial measures to non-GAAP financial measures as of and for the three and six months ended June 30, 2016 and June 30, 2015 and the 2016 Guidance, as applicable. Non-GAAP financial measures should not be considered in isolation or as a substitute for the Company's reported results prepared in accordance with GAAP.

	3 Months Ended June 30,	
	2016	2015
	(in millions)	
Net loss attributable to common stock:		
Net loss attributable to common stock	$ (620)	$ (815)
Add back:		
Impairment of natural gas and oil properties	470	1,535
Restructuring charges	11	–
Gain on sale of assets, net	(2)	(277)
Transaction costs	–	1
Loss on certain derivatives	108	50
Adjustments due to inventory valuation	1	–
Adjustments due to discrete tax items[(1)]	216	–
Tax impact on adjustments	(218)	(503)
Adjusted net loss attributable to common stock	$ (34)	$ (9)

	3 Months Ended June 30,	
	2016	2015
Diluted earnings per share:		
Diluted earnings per share[(2)]	$ (1.61)	$ (2.13)
Add back:		
Impairment of natural gas and oil properties	1.22	4.02
Restructuring charges	0.03	–
Gain on sale of assets, net	(0.01)	(0.72)
Transaction costs	–	–
Loss on certain derivatives	0.28	0.13
Adjustments due to inventory valuation	–	–
Adjustments due to discrete tax items[(1)]	0.56	–
Tax impact on adjustments	(0.56)	(1.32)
Adjusted diluted earnings per share	$ (0.09)	$ (0.02)

(1) 2016 primarily relates to the exclusion of certain discrete tax adjustments in the second quarter of 2016 due to an increase to the valuation allowance against the Company's deferred tax assets. The Company expects its 2016 income tax rate to be 38.0% before the impacts of any valuation allowance.

(2) Does not include the effect of 98.9 million shares of common stock issued in July 2016.

	6 Months Ended June 30,	
	2016	**2015**
	(in millions)	
Net income (loss) attributable to common stock:		
Net loss attributable to common stock	$ (1,779)	$ (762)
Add back:		
Participating securities – mandatory convertible preferred stock	–	(13)
Impairment of natural gas and oil properties	1,504	1,535
Restructuring charges	75	–
Gain on sale of assets, net	(2)	(277)
Transaction costs	–	52
Loss on certain derivatives	129	71
Adjustments due to inventory valuation	4	–
Adjustments due to discrete tax items[(1)]	647	–
Tax impact on adjustments	(644)	(532)
Adjusted net income (loss) attributable to common stock	$ (66)	$ 74

	6 Months Ended June 30,	
	2016	**2015**
Diluted earnings per share:		
Diluted earnings per share[(2)]	$ (4.63)	$ (2.01)
Add back:		
Participating securities – mandatory convertible preferred stock	–	(0.03)
Impairment of natural gas and oil properties	3.91	4.05
Restructuring charges	0.19	–
Gain on sale of assets, net	–	(0.73)
Transaction costs	–	0.14
Loss on certain derivatives	0.34	0.19
Adjustments due to inventory valuation	0.01	–
Adjustments due to discrete tax items[(1)]	1.68	–
Tax impact on adjustments	(1.67)	(1.41)
Adjusted diluted earnings per share	$ (0.17)	$ 0.20

(1) 2016 primarily relates to the exclusion of certain discrete tax adjustments in the first six months of 2016 due to an increase to the valuation allowance against the Company's deferred tax assets. The Company expects its 2016 income tax rate to be 38.0% before the impacts of any valuation allowance.

(2) Des not include the effect of 98.9 million shares of common stock issued in July 2016

	3 Months Ended June 30,	
	2016	**2015**
	(in millions)	
Cash flow from operating activities:		
Net cash provided by operating activities	$ 73	$ 399
Add back:		
Changes in operating assets and liabilities	17	(60)
Restructuring charges	24	–
Net Cash Flow	$ 114	$ 339

	6 Months Ended June 30,	
	2016	**2015**
	(in millions)	
Cash flow from operating activities:		
Net cash provided by operating activities	$ 165	$ 940
Add back:		
Changes in operating assets and liabilities	50	(108)
Restructuring charges	46	–
Net Cash Flow	$ 261	$ 832

	3 Months Ended June 30,	
	2016	**2015**
	(in millions)	
E&P segment operating loss:		
E&P segment operating loss	$ (549)	$ (1,639)
Add back:		
Impairment of natural gas and oil properties	470	1,535
Restructuring charges	11	–
Adjusted E&P segment operating loss	$ (68)	$ (104)

	6 Months Ended June 30,	
	2016	**2015**
	(in millions)	
E&P segment operating loss:		
E&P segment operating loss	$ (1,709)	$ (1,561)
Add back:		
Impairment of natural gas and oil properties	1,504	1,535
Restructuring charges	72	–
Adjusted E&P segment operating loss	$ (133)	$ (26)

	3 Months Ended June 30,	
	2016	**2015**
	(in millions)	
Midstream segment operating income:		
Midstream segment operating income	$ 57	$ 355
Add back:		
Gain on sale of assets	–	(278)
Adjusted Midstream segment operating income	$ 57	$ 77

	6 Months Ended June 30,	
	2016	2015
	(in millions)	
Midstream segment operating income:		
Midstream segment operating income	$ 117	$ 443
Add back:		
Restructuring charges	3	–
Gain on sale of assets	–	(278)
Adjusted Midstream segment operating income	$ 120	$ 165

	June 30, 2016	December 31, 2015
	(in millions)	
Net debt:		
Total debt	$ 5,768	$ 4,705
Subtract:		
Cash and cash equivalents	(998)	(15)
Net debt	$ 4,770	$ 4,690

	2016 Guidance	
	Original	Revised
	$2.35 Gas / $35 Oil	$2.45 Gas / $45 Oil
	($ millions)	
Cash flow from operating activities:		
Net cash provided by operating activities	$405 - $450	$609 - $634
Add back (deduct):		
One-time cash severance payments	45 - 50	46
Change in operating assets and liabilities	–	–
Net cash flow	$450 - $500	$655 - $680

	2016 Guidance	
	Original	Revised
	$2.35 Gas / $35 Oil	$2.45 Gas / $45 Oil
	($ millions)	
Net loss attributable to common stock	($223) - ($197)	($1,655) - ($1,625)
Add back (deduct):		
Impairment of natural gas and oil properties [1]	–	1,504
Restructuring charges	60 - 70	75
Gain on sale of assets, net	–	(2)
Loss on certain derivatives	–	129
Adjustments due to inventory valuation	–	4
Adjustments due to discrete tax items	–	568 - 579
Tax impact on adjustments	(23) - (27)	(644)
Adjusted net income (loss) attributable to common	($180) - ($160)	($10) - $10

(1)   Does not include any forecasted impairments.

	2016 Guidance	
	Original **$2.35 Gas / $35 Oil**	**Revised** **$2.45 Gas / $45 Oil**
	($ in millions)	
Net loss attributable to common stock	($223) - ($197)	($1,655) - ($1,625)
Add back:		
Mandatory convertible preferred stock dividend	108 - 108	108 - 108
Net loss attributable to SWN	($115) - ($89)	($1,547) - ($1,517)
Add back:		
Provision for income taxes	(70) - (54)	–
Impairment of natural gas and oil properties [1]	–	1,504
Depreciation, depletion and amortization	520 - 530	440 - 450
Gain on sale of assets, net	–	(2)
Loss on certain derivatives	–	129
Interest expense	53 - 58	60 - 65
Write-down on inventory	–	4
Restructuring cahrges	60 - 70	75
Adjusted EBITDA	$450 - $500	$675 - 700

(1)   Does not include any forecasted impairments.

Southwestern management will host a teleconference call on Friday, July 22, 2016 at 10:00 a.m. Eastern to discuss its second quarter 2016 results. The toll-free number to call is 877-407-8035 and the international dial-in number is 201-689-8035. The teleconference can also be heard "live" on the Internet at http://www.swn.com.

Southwestern Energy Company is an independent energy company whose wholly owned subsidiaries are engaged in natural gas and oil exploration, development and production, natural gas gathering and marketing. Additional information on the Company can be found on the Internet at http://www.swn.com.

Contact:

Michael Hancock
Director, Investor Relations
(832) 796-7367
michael_hancock@swn.com

###

OPERATING STATISTICS (Unaudited)
Southwestern Energy Company and Subsidiaries

	For the three months ended June 30,		For the six months ended June 30,	
	2016	2015	**2016**	2015
Exploration & Production				
Production				
Gas production (Bcf)	**203**	226	**416**	445
Oil production (MBbls)	**586**	589	**1,193**	1,134
NGL production (MBbls)	**3,136**	2,574	**6,512**	4,340
Total production (Bcfe)	**225**	245	**462**	478
Commodity Prices				
Average realized gas price per Mcf, including derivatives	**$ 1.32**	$ 2.23	**$ 1.40**	$ 2.60
Average realized gas price per Mcf, excluding derivatives	**$ 1.21**	$ 1.76	**$ 1.33**	$ 2.19
Average realized oil price per Bbl	**$ 32.46**	$ 40.88	**$ 25.43**	$ 36.08
Average realized NGL price per Bbl	**$ 6.41**	$ 5.77	**$ 5.67**	$ 7.63
Summary of Derivative Activity in the Statement of Operations				
Settled commodity amounts included in "Operating Revenues" (in millions)	**$ –**	$ 53	**$ –**	$ 95
Settled commodity amounts included in "Gain (Loss) on Derivatives" (in millions)	**$ 23**	$ 52	**$ 31**	$ 88
Unsettled commodity amounts included in "Gain (Loss) on Derivatives" (in millions)	**$ (108)**	$ (52)	**$ (126)**	$ (70)
Average unit costs per Mcfe				
Lease operating expenses	**$ 0.87**	$ 0.93	**$ 0.88**	$ 0.93
General & administrative expenses [1]	**$ 0.21**	$ 0.21	**$ 0.20**	$ 0.22
Taxes, other than income taxes [2]	**$ 0.09**	$ 0.10	**$ 0.09**	$ 0.11
Full cost pool amortization	**$ 0.35**	$ 1.13	**$ 0.42**	$ 1.14
Midstream				
Volumes marketed (Bcfe)	**271**	289	**550**	549
Volumes gathered (Bcf)	**154**	201	**318**	434

(1)   Excludes $11 million and $69 million of restructuring charges for the three and six months ended June 30, 2016, respectively.

(2)   Excludes $3 million of restructuring charges for the six months ended June 30, 2016, respectively.

STATEMENTS OF OPERATIONS (Unaudited)
Southwestern Energy Company and Subsidiaries

	For the three months ended June 30,		For the six months ended June 30,	
	2016	2015	**2016**	2015
	(in millions, except share/per share amounts)			
Operating Revenues				
Gas sales	$ **251**	$ 457	$ **566**	$ 1,082
Oil sales	**20**	24	**31**	41
NGL sales	**20**	15	**37**	33
Marketing	**196**	222	**394**	447
Gas gathering	**35**	46	**73**	94
	522	764	**1,101**	1,697
Operating Costs and Expenses				
Marketing purchases	**197**	219	**393**	441
Operating expenses	**151**	176	**316**	331
General and administrative expenses	**56**	60	**110**	128
Restructuring charges	**11**	–	**75**	–
Depreciation, depletion and amortization	**107**	308	**250**	601
Impairment of natural gas and oil properties	**470**	1,535	**1,504**	1,535
Gain on sale of assets, net	**–**	(277)	**–**	(277)
Taxes, other than income taxes	**22**	27	**45**	57
	1,014	2,048	**2,693**	2,816
Operating Loss	**(492)**	(1,284)	**(1,592)**	(1,119)
Interest Expense				
Interest on debt	**56**	52	**109**	102
Other interest charges	**2**	3	**4**	52
Interest capitalized	**(41)**	(54)	**(82)**	(102)
	17	1	**31**	52
Other Income (Loss), Net	**–**	3	**(3)**	2
Gain (Loss) on Derivatives	**(85)**	1	**(99)**	15
Loss Before Income Taxes	**(594)**	(1,281)	**(1,725)**	(1,154)
Provision (Benefit) for Income Taxes				
Current	**–**	7	**–**	7
Deferred	**(1)**	(500)	**–**	(451)
	(1)	(493)	**–**	(444)
Net Loss	**(593)**	(788)	**(1,725)**	(710)
Mandatory convertible preferred stock dividend	**27**	27	**54**	52
Net Loss Attributable to Common Stock	$ **(620)**	$ (815)	$ **(1,779)**	$ (762)
Loss Per Common Share				
Basic	$ **(1.61)**	$ (2.13)	$ **(4.63)**	$ (2.01)
Diluted	$ **(1.61)**	$ (2.13)	$ **(4.63)**	$ (2.01)
Weighted Average Common Shares Outstanding				
Basic	**385,594,815**	382,114,011	**384,232,831**	378,797,446
Diluted	**385,594,815**	382,114,011	**384,232,831**	378,797,446

BALANCE SHEETS (Unaudited)
Southwestern Energy Company and Subsidiaries

	June 30, 2016	December 31, 2015
	(in millions)	
ASSETS		
Current assets	$ 1,278	$ 393
Property and equipment	24,529	24,364
Less: Accumulated depreciation, depletion and amortization	(18,582)	(16,821)
Total property and equipment, net	5,947	7,543
Other long-term assets	152	150
Total assets	7,377	8,086
LIABILITIES AND EQUITY		
Current liabilities	591	707
Long-term debt	5,767	4,704
Pension and other postretirement liabilities	51	50
Other long-term liabilities	395	343
Total liabilities	6,804	5,804
Equity:		
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 392,496,825 [1] shares as of June 30, 2016 (does not include 2,100,119 shares declared as a stock dividend on June 14, 2016 and issued on July 15, 2016) and 390,138,549 as of December 31, 2015	4	4
Preferred stock, $0.01 par value,10,000,000 shares authorized, 6.25% Series B Mandatory Convertible, $1,000 per share liquidation preference, 1,725,000 shares issued and outstanding as of June 30, 2016 and December 31, 2015, conversion in January 2018	–	–
Additional paid-in capital	3,418	3,409
Accumulated deficit	(2,807)	(1,082)
Accumulated other comprehensive loss	(41)	(48)
Common stock in treasury; 31,269 shares as of June 30, 2016 and 47,149 as of December 31, 2015, respectively	(1)	(1)
Total equity	573	2,282
Total liabilities and equity	$ 7,377	$ 8,086

(1)   Does not include 98,900,000 shares of common stock issued in July 2016.

STATEMENTS OF CASH FLOWS (Unaudited)
Southwestern Energy Company and Subsidiaries

	For the six months ended June 30,	
	2016	2015
	(in millions)	
Cash Flows From Operating Activities		
Net loss	$ (1,725)	$ (710)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation, depletion and amortization	250	603
Impairment of natural gas and oil properties	1,504	1,535
Amortization of debt issuance costs	4	49
Deferred income taxes	–	(451)
Loss on derivatives, net of settlement	129	71
Stock-based compensation	17	12
Gain on sales of assets, net	–	(277)
Restructuring charges	29	–
Other	7	–
Change in assets and liabilities	(50)	108
Net cash provided by operating activities	165	940
Cash Flows From Investing Activities		
Capital investments	(241)	(974)
Acquisitions	–	(569)
Proceeds from sale of property and equipment	54	703
Other	1	10
Net cash used in investing activities	(186)	(830)
Cash Flows From Financing Activities		
Payments on current portion of long-term debt	(1)	(1)
Payments on long-term debt	–	(500)
Payments on short-term debt	–	(4,500)
Payments on revolving credit facility	(3,268)	(1,534)
Borrowings under revolving credit facility	3,152	1,804
Payments on commercial paper	(242)	(1,182)
Borrowings under commercial paper	242	1,288
Change in bank drafts outstanding	(21)	(1)
Proceeds from issuance of long-term debt	1,191	2,200
Debt issuance costs	(16)	(17)
Proceeds from issuance of common stock	–	669
Proceeds from issuance of mandatory convertible preferred stock	–	1,673
Preferred stock dividend	(27)	(25)
Other	(6)	–
Net cash provided by (used in) financing activities	1,004	(126)
Increase (decrease) in cash and cash equivalents	983	(16)
Cash and cash equivalents at beginning of year	15	53
Cash and cash equivalents at end of period	$ 998	$ 37

SEGMENT INFORMATION (Unaudited)
Southwestern Energy Company and
Subsidiaries

	Exploration and Production	Midstream	Other	Eliminations	Total
			(in millions)		
Three months ended June 30, 2016					
Revenues	$ 284	$ 559	$ –	$ (321)	$ 522
Marketing purchases	–	452	–	(255)	197
Operating expenses	196	21	–	(66)	151
General and administrative expenses	46	10	–	–	56
Restructuring charges	11	–	–	–	11
Depreciation, depletion and amortization	90	17	–	–	107
Impairment of natural gas and oil properties	470	–	–	–	470
Taxes, other than income taxes	20	2	–	–	22
Operating income (loss)	(549)	57	–	–	(492)
Capital investments[(1)]	73	–	1	–	74
Three months ended June 30, 2015					
Revenues	$ 490	$ 766	$ –	$ (492)	$ 764
Marketing purchases	–	624	–	(405)	219
Operating expenses	226	35	2	(87)	176
General and administrative expenses	52	9	(1)	–	60
Depreciation, depletion and amortization	291	17	–	–	308
Impairment of natural gas and oil properties	1,535	–	–	–	1,535
(Gain) loss on sale of assets, net	1	(278)	–	–	(277)
Taxes, other than income taxes	24	4	(1)	–	27
Operating income (loss)	(1,639)	355	–	–	(1,284)
Capital investments[(1)]	389	19	7	–	415
Six months ended June 30, 2016					
Revenues	$ 620	$ 1,180	$ –	$ (699)	$ 1,101
Marketing purchases	–	955	–	(562)	393
Operating expenses	405	48	–	(137)	316
General and administrative expenses	91	19	–	–	110
Restructuring charges	72	3	–	–	75
Depreciation, depletion and amortization	217	33	–	–	250
Impairment of natural gas and oil properties	1,504	–	–	–	1,504
Taxes, other than income taxes	40	5	–	–	45
Operating income (loss)	(1,709)	117	–	–	(1,592)
Capital investments[(1)]	193	2	1	–	196
Six months ended June 30, 2015					
Revenues	$ 1,145	$ 1,704	$ 1	$ (1,153)	$ 1,697
Marketing purchases	–	1,410	–	(969)	441
Operating expenses	442	71	2	(184)	331
General and administrative expenses	108	20	–	–	128
Depreciation, depletion and amortization	569	32	–	–	601
Impairment of natural gas and oil properties	1,535	–	–	–	1,535
(Gain) loss on sale of assets, net	1	(278)	–	–	(277)
Taxes, other than income taxes	51	6	–	–	57
Operating income (loss)	(1,561)	443	(1)	–	(1,119)
Capital investments[(1)]	1,419	157	10	–	1,586

(1) Capital investments includes a $27 million increase and an $11 million decrease for the three months ended June 30, 2016 and 2015, respectively, and a $51 million decrease and an $11 million decrease for the six months ended June 30, 2016 and 2015, respectively, relating to the change in accrued expenditures between periods. E&P capital for the three months ended June 30, 2015 includes approximately $516 million related to the WPX Property and Statoil Property Acquisitions. Midstream capital for the six months ended June 30, 2015 includes approximately $119 million of firm transport associated with the WPX Property Acquisition.